Exhibit 99.1

SAP Q4 2017 Quarterly Statement

Stellar New Cloud Bookings, Up 31% in Q4 at Constant Currencies

EPS Up Double Digits

- SAP Hits All Outlook Metrics After Multiple Raises
- Digital Core Business Soars With Over 7,900 S/4HANA Customers – Up 46% Year Over Year
- Strong Operating Cash Flow, Up 9% to €5 Billion, Enabled €500 Million Share Buy Back in 2017
- Operating Margin Turnaround Successfully Under Way
- Targeting Up to €5 Billion in Non-IFRS Cloud Subscription & Support Revenue and Approximately €25 Billion in Non-IFRS Total Revenue at Constant Currencies in 2018
- Targeting Non-IFRS Operating Margin Expansion at Constant Currencies in 2018

Cloud & Software Revenue

in € millions

FY16
FY17
18,424
19,549
18,428
19,552
IFRS
+6%
Non-IFRS
+6% (+8% cc)

Operating Profit

in € millions

FY16
FY17
5,135
4,877
6,633
6,769
IFRS
-5%
Non-IFRS
+2% (+4% cc)

Cloud Subscriptions & Support Revenue

in € millions

IFRS	Non-IFRS
3,769	3,771
+26%	+26% (+28% cc)

Share of Predictable Revenue

in percent

FY 2017

63%

+1 p.p.

Total Revenue

in € millions

IFRS	Non-IFRS
23,461	23,464
+6%	+6% (+8% cc)

"We promised fast cloud growth – we delivered! Only SAP continues this growth trifecta at scale with cloud, software and operating income. The record setting adoption of S/4HANA has ignited the entire SAP cloud. Customers are inventing industry next practices for the intelligent enterprise with SAP Leonardo. SAP's future is rock solid!"

Bill McDermott, CEO

"We ended the year strongly with new cloud bookings surging 31% on top of a stellar prior Q4. As promised we initiated the margin turnaround with a Q4 Non-IFRS operating margin of 35.2% at constant currencies. This paves the way for the strong growth and margin expansion we expect in 2018 and beyond."

Luka Mucic, CFO

SAP Run Simple

Walldorf, Germany – January 30, 2018

SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and twelve months ended December 31, 2017.

Business Highlights

Financial Highlights

Full Year 2017

SAP has consistently met all its outlook metrics ever since it laid out its 2020 ambitions in early 2015. The year 2017 was no different: Even after multiple guidance raises during the year SAP hit all its outlook metrics.

For the full year 2017, cloud and software revenue grew by 6% (IFRS) or 8% (non-IFRS at constant currencies), achieving the full year outlook raised in October (7.0% to 8.5% growth non-IFRS at constant currencies). Cloud subscriptions and support revenue was €3.77 billion (IFRS) or €3.83 billion (non-IFRS at constant currencies), achieving the full year outlook (€3.8 to €4.0 billion non-IFRS at constant currencies). Software revenue was €4.87 billion (IFRS), stable year over year or up 2% (non-IFRS at constant currencies). Total revenue was €23.46 billion (IFRS) or €23.77 billion (non-IFRS at constant currencies), reaching the upper end of the full year outlook raised in October (€23.4 to €23.8 billion non-IFRS at constant currencies).

New cloud bookings1 in the full year was €1.45 billion or up 26% (up 30% at constant currencies). New cloud and software license order entry2 grew by 17% at constant currencies year over year in the full year. Cloud subscriptions and support backlog3 increased 38%, reaching €7.5 billion at year-end.

For the full year 2017, operating profit was €4.88 billion (IFRS) or €6.92 billion (non-IFRS at constant currencies), achieving the full year outlook raised in October (€6.85 to €7.00 billion non-IFRS at constant currencies). Earnings per share increased 10% to €3.36 (IFRS) and 14% to €4.44 (non-IFRS), driven by the strong operating performance, another great contribution from Sapphire Ventures, and one-time tax benefits from an intra group transfer of intellectual property rights to SAP SE and the U.S. tax reform.

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue was 63% of total revenue for the full year 2017, up 1 percentage points.

Operating cash flow for the full year was €5.05 billion, an increase of 9% year over year. Free cash flow increased 4% year over year to €3.77 billion. At year end, net liquidity was —€1.48 billion, an improvement of €1.7 billion year over year. In the full year, the company bought back €500 million in shares and paid a dividend of €1.5 billion.

Fourth Quarter 2017

SAP’s fast growth in the cloud continued in the fourth quarter. New cloud bookings grew by 22% (31% at constant currencies) in the fourth quarter and reached €591 million, delivering on the promise made in October to reaccelerate new cloud bookings. Cloud subscriptions and support revenue grew 20% year over year to €995 million (IFRS) or 28% (non-IFRS at constant currencies). Software revenue was €2.06 billion (IFRS), down 5% year over year or 1% (non-IFRS at constant currencies). Cloud and software revenue was €5.81 billion (IFRS), up 1% year over year or 6% (non-IFRS at constant currencies). Total revenue was €6.81 billion (IFRS) up 1% year over year or 6% (non-IFRS at constant currencies). New cloud and software license order entry grew by 13% at constant currencies year over year in the fourth quarter.

Fourth quarter operating profit was up 1% year over year to €1.96 billion (IFRS) or up 6% (non-IFRS at constant currencies). Throughout 2017 SAP steadily worked on improving its operating margin performance. While the non-IFRS operating margin at constant currencies declined 1.4 percentage points year over year in the first half of 2017, this improved to a drop of 0.9 percentage points year over year in the third quarter. As planned, the fourth quarter signaled the beginning of a turnaround with a decline of only 0.1 percentage points year over year. Earnings per share increased 21% to €1.55 (IFRS) and increased 16% to €1.77 (non-IFRS), reflecting the one-time tax benefits outlined above.

SAP S/4HANA

SAP’s next generation ERP S/4HANA sits at the core of the Intelligent Enterprise. With S/4HANA customers can massively simplify their IT landscape, run live and reinvent their business model for the digital economy across both cloud and on-premise deployments.

1  New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscriptions and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

2  New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period, the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

3  Cloud subscription and support backlog represents expected future cloud subscriptions & support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

S/4HANA adoption grew to more than 7,900 customers, up around 46% year over year. In the fourth quarter, approximately 1,000 additional customers signed up of which more than 40% were net new. S/4HANA continues to be adopted by world-class global companies, including Standard Chartered, Puma, Emirates Group, Unilever and Philips66 in the quarter.

S/4HANA Cloud is positioned as a leader in three categories by industry analyst firm IDC: Midmarket ERP, Large Enterprise ERP and Finance & Accounting. Cirque du Soleil and Fraport AG were among those selecting S/4HANA Cloud in the fourth quarter.

SAP Leonardo

SAP Leonardo brings together deep process and industry expertise, advanced design thinking methodology and cutting edge software capabilities such as IoT, Big Data, Machine Learning, Analytics, and Blockchain. SAP Leonardo is about orchestrating these disruptive capabilities to create completely new ways of working and new business models. The San Francisco 49ers are among many others that adopted SAP Leonardo solutions in the fourth quarter to redefine their businesses and become intelligent enterprises.

Human Capital Management

With SuccessFactors and Fieldglass, SAP delivers total workforce management across both permanent and contingent labor. Increasingly, HR is asked to include external workers in planning and to effectively establish a total talent supply. The SuccessFactors suite is localized for 89 countries and 42 languages. SuccessFactors Employee Central, which is the core of SAP’s HCM offering, ended the year with more than 2,300 total customers and scored numerous competitive wins in the fourth quarter including Foxconn, Akzo Nobel and Beiersdorf, Inc.

Customer Engagement and Commerce

SAP’s next generation customer engagement solutions enable businesses to manage their front office across the entire spectrum from marketing to sales to services — seamlessly and in real-time. Businesses get a single view of their customer — be it social, retail or e-commerce. SAP’s Customer Engagement and Commerce (CEC) solutions serve both B2C and B2B across a wide range of industries, including retail, telco, financial services, manufacturing and the public sector. SAP’s CEC solutions once again achieved strong double-digit growth in new cloud bookings. Robert Bosch and Deutsche Telekom chose Hybris this quarter. In the fourth quarter, SAP closed the acquisition of Gigya, a market leader for customer identity and access management. This will further enhance SAP’s CEC solutions by enabling companies to better manage customers’ profile, preference and consent, with customers maintaining control of their data at all times.

Business Networks

Each of SAP’s business network solutions provides a rich, open, global platform that connects a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation. On the Ariba Network, over 3.1 million companies in over 180 countries collaborate and trade over $1 trillion in goods and services annually. The Ariba Network provides transparency and insight into supply chains that enable companies to ensure they are acting in ethically responsible ways. In the fourth quarter, we had deals with Ford Motor and Coca-Cola.

SAP Concur helps close to 50 million end users to effortlessly process travel and expenses. In the fourth quarter, we had deals with Vodafone and Barclays. With SAP Fieldglass customers manage over 4.3 million contingent workers in more than 180 countries. In the fourth quarter, UBS chose SAP Fieldglass. In the fourth quarter, total revenue in the SAP Business Network segment was up 18% to €615 million at constant currencies year over year and the gross margin improved 2 percentage points to 77%.

Regional Revenue Performance in the Fourth Quarter 2017

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 3% (IFRS) and 4% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was exceptional and grew by 51% (IFRS) and 56% (non-IFRS at constant currencies) with Germany and Russia being the highlights. In addition, SAP had strong double-digit software revenue growth in Russia, Switzerland and the Netherlands.

The Company was significantly impacted by currency headwinds in the Americas region. Cloud and software revenue declined by 3% (IFRS), but was up 6% (non-IFRS at constant currencies). Cloud subscriptions and support revenue increased by 7% (IFRS) and 16% (non-IFRS at constant currencies). In Latin America, Brazil was a highlight with an overall strong performance. In North America, Canada had strong double digit growth in software revenue.

In the APJ region, SAP had a very strong performance in both cloud and software revenue as well as cloud subscriptions and support revenue despite strong currency headwinds. Cloud and software revenue was up 4% (IFRS) and 11% (non-IFRS at constant currencies). Cloud subscriptions and support revenue grew by 38% (IFRS) and 49% (non-IFRS at constant currencies) with China and Japan being highlights. For software revenue, both Australia and Singapore had an impressive quarter with double-digit growth.

Financial Results at a Glance

Fourth Quarter 20171)

	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q4 2017	Q4 2016	∆ in %	Q4 2017	Q4 2016	∆ in %	∆ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	591	483	22	31
Cloud subscriptions and support	995	827	20	997	827	21	28
Software licenses and support	4,813	4,933	–2	4,813	4,934	–2	2
Cloud and software	5,807	5,760	1	5,809	5,761	1	6
Total revenue	6,805	6,724	1	6,807	6,724	1	6
Share of predictable revenue (in %)	55	53	2pp	55	53	2pp
Operating profit	1,964	1,950	1	2,364	2,375	0	6
Profit after tax	1,867	1,526	22	2,136	1,826	17
Basic earnings per share (€)	1.55	1.27	21	1.77	1.53	16
Number of employees (FTE, December 31)	88,543	84,183	5	N/A	N/A	N/A	N/A

Full Year 20171)

	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q4 2017	Q1–Q4 2016	∆ in %	Q1–Q4 2017	Q1–Q4 2016	∆ in %	∆ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	1,448	1,147	26	30
Cloud subscriptions and support	3,769	2,993	26	3,771	2,995	26	28
Software licenses and support	15,780	15,431	2	15,781	15,434	2	4
Cloud and software	19,549	18,424	6	19,552	18,428	6	8
Total revenue	23,461	22,062	6	23,464	22,067	6	8
Share of predictable revenue (in %)	63	61	1pp	63	61	1pp
Operating profit	4,877	5,135	–5	6,769	6,633	2	4
Profit after tax	4,056	3,634	12	5,356	4,658	15
Basic earnings per share (€)	3.36	3.04	10	4.44	3.90	14
Number of employees (FTE, December 31)	88,543	84,183	5	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Business Outlook 2018

The Company is providing the following 2018 outlook:

•         Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2018 non-IFRS cloud subscriptions and support revenue to be in a range of €4.8 billion - €5.0 billion at constant currencies (2017: €3.77 billion). This range represents a growth rate of 27% – 33% at constant currencies.

•         The Company expects full year 2018 non-IFRS cloud and software revenue to be in a range of €20.7 – €21.1 billion at constant currencies (2017: €19.55 billion). This range represents a growth rate of 6% – 8% at constant currencies.

•         The Company expects full year 2018 non-IFRS total revenue to be in a range of €24.6 billion - €25.1 billion at constant currencies (2017: €23.46 billion). This range represents a growth rate of 5% – 7% at constant currencies.

•         The Company expects full-year 2018 non-IFRS operating profit to be in a range of €7.3 billion - €7.5 billion at constant currencies (2017: €6.77 billion). This range represents a growth rate of 8% – 11% at constant currencies.

This outlook does not include any contributions from Callidus Software Inc. The Company will provide an update on its outlook subsequent to the closing of the contemplated acquisition.

While the Company’s full-year 2018 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as we progress through the year. If exchange rates remain at the early January level for the rest of the year, we expect non-IFRS cloud and software revenue to experience a currency headwind in a range of –7 to
–9pp in Q1 18 and –3 to –5pp for the full year 2018 and non-IFRS operating profit to experience a currency headwind in a range of –6 to –8pp in Q1 18 and –4 to –6pp for the full year 2018.

IFRS 15 Impact

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP prior years are not restated to conform to the new policies. Consequently, the year-over-year growth of revenue and profit in 2018 will be impacted by the new policies.

The Company expects the impact of the policy change4 on revenue, operating expenses and profit to be as follows:

•         Revenues are expected to experience a benefit of substantially less than €0.1 billion with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

•         Operating expenses are expected to benefit, in cost of sales and marketing, in the amount of approximately €0.2 billion from higher capitalization of sales commissions. Other policy changes will weigh on operating expenses with an additional cost of revenue of substantially less than €0.1 billion.

•         The above-mentioned effects will result in a net positive impact on operating profit of approximately €0.2 billion.

Ambition 2020

Looking beyond 2018, SAP is also reiterating its 2020 ambition for cloud, total revenue, operating profit and more predictable revenue share last provided at the beginning of 2017 to reflect the Company’s consistent fast growth in the cloud, solid software momentum and operating profit expansion. Despite the currency headwinds in 2017 SAP continues to strive to reach the following in 2020:

•         €8.0 - €8.5 billion non-IFRS cloud subscriptions and support revenue

•         €28 - €29 billion non-IFRS total revenue

•         €8.5 - €9.0 billion non-IFRS operating profit

•         SAP continues to expect the share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue) to reach 70% - 75% in 2020.

SAP will discuss the key drivers behind the long-term growth aspirations in its Integrated Report and at the Company’s Capital Markets Day in New York on March 6th, 2018.

4  “Impact of the accounting policy change” means the difference between a revenue and profit measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

Additional Information

General Remarks about this Quarterly Statement and the SAP Integrated Report

Since Q1 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report. SAP’s 2016 Integrated Report and 2016 Annual Report on Form 20-F were published on February 28, 2017, and are available for download at www.sapintegratedreport.com. The 2017 Integrated Report and Annual Report on Form 20-F will be published on February 28, 2018, and will be available for download under the same link.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) /9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 378,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017
Revenues
Cloud subscriptions and support (IFRS)	677	720	769	827	2,993	905	932	937	995	3,769
Cloud subscriptions and support (non-IFRS)	678	721	769	827	2,995	906	932	938	997	3,771
% change – yoy	33	30	28	31	30	34	29	22	21	26
% change constant currency – yoy	33	33	29	29	31	30	27	27	28	28
Software licenses (IFRS)	609	1,040	1,034	2,177	4,860	691	1,090	1,033	2,058	4,872
Software licenses (non-IFRS)	609	1,042	1,034	2,177	4,862	691	1,090	1,033	2,058	4,872
% change – yoy	–13	6	2	1	1	13	5	0	–5	0
% change constant currency – yoy	–10	10	2	0	1	10	4	3	–1	2
Software support (IFRS)	2,564	2,598	2,653	2,756	10,571	2,731	2,736	2,687	2,754	10,908
Software support (non-IFRS)	2,564	2,598	2,653	2,756	10,572	2,731	2,736	2,687	2,754	10,908
% change – yoy	5	3	6	6	5	7	5	1	0	3
% change constant currency – yoy	5	6	6	5	6	3	4	4	5	4
Software licenses and support (IFRS)	3,172	3,639	3,686	4,933	15,431	3,422	3,826	3,720	4,813	15,780
Software licenses and support (non-IFRS)	3,173	3,640	3,687	4,934	15,434	3,422	3,826	3,720	4,813	15,781
% change – yoy	1	4	5	4	3	8	5	1	–2	2
% change constant currency – yoy	2	7	5	3	4	5	4	4	2	4
Cloud and software (IFRS)	3,850	4,359	4,455	5,760	18,424	4,328	4,757	4,657	5,807	19,549
Cloud and software (non-IFRS)	3,851	4,361	4,456	5,761	18,428	4,328	4,758	4,658	5,809	19,552
% change – yoy	5	7	8	7	7	12	9	5	1	6
% change constant currency – yoy	6	11	9	6	8	9	8	8	6	8
Total revenue (IFRS)	4,727	5,237	5,375	6,724	22,062	5,285	5,782	5,590	6,805	23,461
Total revenue (non-IFRS)	4,728	5,239	5,375	6,724	22,067	5,285	5,782	5,590	6,807	23,464
% change – yoy	5	5	8	6	6	12	10	4	1	6
% change constant currency – yoy	6	9	8	5	7	8	9	8	6	8
Share of predictable revenue (IFRS, in %)	69	63	64	53	61	69	63	65	55	63
Share of predictable revenue (non-IFRS, in %)	69	63	64	53	61	69	63	65	55	63

Profits
Operating profit (IFRS)	813	1,269	1,103	1,950	5,135	673	926	1,314	1,964	4,877
Operating profit (non-IFRS)	1,104	1,516	1,638	2,375	6,633	1,198	1,570	1,637	2,364	6,769
% change	5	9	1	4	4	8	4	0	0	2
% change constant currency	4	11	1	2	4	2	3	4	6	4
Profit after tax (IFRS)	570	813	725	1,526	3,634	530	666	993	1,867	4,056
Profit after tax (non-IFRS)	763	979	1,089	1,826	4,658	887	1,120	1,214	2,136	5,356
% change	9	2	–7	9	3	16	14	11	17	15

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.0	56.6	56.3	54.8	56.1	57.7	56.0	54.8	55.4	56.0
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.9	64.8	64.5	62.7	64.4	64.6	62.4	60.8	61.0	62.2
Software license and support gross margin (IFRS, in %)	84.2	86.1	85.4	87.1	85.9	83.3	85.3	86.2	87.8	85.8
Software license and support gross margin (non-IFRS, in %)	85.9	87.4	87.4	88.4	87.4	85.1	86.6	87.3	88.6	87.0
Cloud and software gross margin (IFRS, in %)	79.4	81.2	80.4	82.4	81.0	77.9	79.6	79.9	82.2	80.1
Cloud and software gross margin (non-IFRS, in %)	82.3	83.6	83.4	84.7	83.7	80.8	81.8	82.0	83.9	82.2
Gross margin (IFRS, in %)	66.9	70.4	69.3	73.0	70.2	66.7	69.0	70.1	73.2	69.9
Gross margin (non-IFRS, in %)	69.6	72.6	72.7	75.5	72.9	69.9	71.5	72.5	75.2	72.5
Operating margin (IFRS, in %)	17.2	24.2	20.5	29.0	23.3	12.7	16.0	23.5	28.9	20.8
Operating margin (non-IFRS, in %)	23.4	28.9	30.5	35.3	30.1	22.7	27.2	29.3	34.7	28.9

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017
AT&S segment – Cloud subscriptions and support gross margin (in %)	54	52	51	49	52	52	49	47	47	49
AT&S segment – Gross margin (in %)	70	73	74	77	74	70	72	73	76	73
AT&S segment – Segment margin (in %)	34	39	40	45	40	32	37	39	44	38
SAP BN segment – Cloud subscriptions and support gross margin (in %)	75	76	77	75	76	77	77	76	77	77
SAP BN segment – Gross margin (in %)	67	68	68	66	67	68	68	68	68	68
SAP BN segment – Segment margin (in %)	17	18	20	16	18	16	17	17	17	17

Key Profit Ratios
Effective tax rate (IFRS, in %)	23.3	28.9	28.4	22.3	25.3	20.6	26.6	28.6	9.4	19.3
Effective tax rate (non-IFRS, in %)	26.2	29.6	29.7	23.5	26.8	25.7	27.8	29.2	13.2	22.6

Earnings per share, basic (IFRS, in €)	0.48	0.68	0.61	1.27	3.04	0.43	0.56	0.82	1.55	3.36
Earnings per share, basic (non-IFRS, in €)	0.64	0.82	0.91	1.53	3.90	0.73	0.94	1.01	1.77	4.44

Order Entry
New Cloud Bookings	145	255	265	483	1,147	215	340	302	591	1,448
Deferred income (current)1)	5,265	4,470	3,373	2,383	2,383	6,215	4,898	3,531	2,771	2,771
Orders – Number of on-premise software deals (in transactions)	12,884	14,468	13,048	16,891	57,291	13,115	14,361	13,889	17,782	59,147
Share of orders greater than € 5 million based on total software order entry volume (in %)	17	29	26	34	29	27	31	29	30	30
Share of orders smaller than € 1 million based on total software order entry volume (in %)	48	38	40	35	38	46	40	41	37	40

Liquidity and Cash Flow
Net cash flows from operating activities	2,482	439	707	1,000	4,628	2,872	642	611	920	5,045
Free cash flow	2,313	202	446	665	3,627	2,581	322	258	609	3,770
% of total revenue (IFRS)	49	4	8	10	16	49	6	5	9	16
% of profit after tax (IFRS)	406	25	61	44	100	487	48	26	33	93
Group liquidity, gross	5,853	4,347	4,388	4,673	4,673	7,345	4,927	4,960	4,785	4,785
Group debt	–9,080	–8,593	–8,134	–7,826	–7,826	–7,805	–6,716	–6,667	–6,264	–6,264
Group liquidity, net	–3,227	–4,245	–3,746	–3,153	–3,153	–460	–1,789	–1,706	–1,479	–1,479
Days’ sales outstanding (DSO, in days)1)	72	73	74	74	74	72	72	72	70	70

Financial Position
Cash and cash equivalents	5,743	4,206	4,112	3,702	3,702	5,937	4,236	4,220	4,011	4,011
Goodwill	21,922	22,354	22,279	23,311	23,311	23,091	21,949	21,353	21,274	21,274
Total assets	42,884	41,788	41,604	44,277	44,277	47,724	42,900	41,430	42,497	42,497
Equity ratio (total equity in % of total assets)	53	55	57	60	60	56	57	59	60	60

Non-Financials
Number of employees (quarter end)2)	78,230	79,962	82,426	84,183	84,183	85,751	87,114	87,874	88,543	88,543
Employee retention (in %, rolling 12 months)	92.0	92.6	93.4	93.7	93.7	94.1	94.3	94.2	94.6	94.6
Women in management (in %, quarter end)	23.6	24.1	24.3	24.5	24.5	24.8	25.0	25.2	25.4	25.4
Greenhouse gas emissions (in kilotons)	120	95	85	80	380	100	55	80	90	325

1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents

Due to rounding, numbers may not add up precisely.

Consolidated Income Statements of SAP Group (IFRS) — Quarter

€ millions, unless otherwise stated	Q4 2017	Q4 2016	∆ in %
Cloud subscriptions and support	995	827	20
Software licenses	2,058	2,177	–5
Software support	2,754	2,756	0
Software licenses and support	4,813	4,933	–2
Cloud and software	5,807	5,760	1
Services	998	963	4
Total revenue	6,805	6,724	1

Cost of cloud subscriptions and support	–443	–374	19
Cost of software licenses and support	–588	–638	–8
Cost of cloud and software	–1,031	–1,012	2
Cost of services	–792	–807	–2
Total cost of revenue	–1,823	–1,818	0
Gross profit	4,981	4,905	2
Research and development	–878	–859	2
Sales and marketing	–1,869	–1,813	3
General and administration	–255	–277	–8
Restructuring	–8	–7	6
Other operating income/expense, net	–8	2	<-100
Total operating expenses	–4,840	–4,773	1
Operating profit	1,964	1,950	1

Other non-operating income/expense, net	–30	–54	–44
Finance income	191	125	52
Finance costs	–65	–59	11
Financial income, net	126	67	89
Profit before tax	2,060	1,963	5

Income tax expense	–193	–437	–56
Profit after tax	1,867	1,526	22
Attributable to owners of parent	1,845	1,528	21
Attributable to non-controlling interests	21	–2	<-100

Earnings per share, basic (in €)1)	1.55	1.27	21
Earnings per share, diluted (in €)1)	1.55	1.27	21

1) For the three months ended December 31, 2017 and 2016, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,199 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

Consolidated Income Statements of SAP Group (IFRS) — Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2017	Q1–Q4 2016	∆ in %
Cloud subscriptions and support	3,769	2,993	26
Software licenses	4,872	4,860	0
Software support	10,908	10,571	3
Software licenses and support	15,780	15,431	2
Cloud and software	19,549	18,424	6
Services	3,911	3,638	8
Total revenue	23,461	22,062	6

Cost of cloud subscriptions and support	–1,660	–1,313	26
Cost of software licenses and support	–2,234	–2,182	2
Cost of cloud and software	–3,893	–3,495	11
Cost of services	–3,158	–3,089	2
Total cost of revenue	–7,051	–6,583	7
Gross profit	16,410	15,479	6
Research and development	–3,352	–3,044	10
Sales and marketing	–6,924	–6,265	11
General and administration	–1,075	–1,005	7
Restructuring	–182	–28	>100
Other operating income/expense, net	1	–3	<-100
Total operating expenses	–18,584	–16,928	10
Operating profit	4,877	5,135	–5

Other non-operating income/expense, net	–36	–234	–84
Finance income	463	230	>100
Finance costs	–278	–268	4
Financial income, net	185	–38	<-100
Profit before tax	5,026	4,863	3

Income tax expense	–970	–1,229	–21
Profit after tax	4,056	3,634	12
Attributable to owners of parent	4,018	3,646	10
Attributable to non-controlling interests	38	–13	<-100

Earnings per share, basic (in €)1)	3.36	3.04	10
Earnings per share, diluted (in €)1)	3.35	3.04	10

1) For the twelve months ended December 31, 2017 and 2016, the weighted average number of shares was 1,197 million (diluted 1,198 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at December 31, 2017 and December 31, 2016

€ millions	2017	2016
Cash and cash equivalents	4,011	3,702
Other financial assets	990	1,124
Trade and other receivables	5,899	5,924
Other non-financial assets	725	581
Tax assets	306	233
Total current assets	11,930	11,564
Goodwill	21,274	23,311
Intangible assets	2,967	3,786
Property, plant, and equipment	2,967	2,580
Other financial assets	1,155	1,358
Trade and other receivables	118	126
Other non-financial assets	621	532
Tax assets	443	450
Deferred tax assets	1,022	571
Total non-current assets	30,567	32,713
Total assets	42,497	44,277

€ millions	2017	2016
Trade and other payables	1,151	1,281
Tax liabilities	597	316
Financial liabilities	1,561	1,813
Other non-financial liabilities	3,946	3,699
Provisions	184	183
Deferred income	2,771	2,383
Total current liabilities	10,210	9,674
Trade and other payables	119	127
Tax liabilities	470	365
Financial liabilities	5,034	6,481
Other non-financial liabilities	503	461
Provisions	303	217
Deferred tax liabilities	240	411
Deferred income	79	143
Total non-current liabilities	6,747	8,205
Total liabilities	16,958	17,880
Issued capital	1,229	1,229
Share premium	570	599
Retained earnings	24,794	22,302
Other components of equity	508	3,346
Treasury shares	–1,591	–1,099
Equity attributable to owners of parent	25,509	26,376

Non-controlling interests	31	21
Total equity	25,540	26,397
Total equity and liabilities	42,497	44,277

Due to rounding, numbers may not add up precisely.

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q4 2017	Q1–Q4 2016
Profit after tax	4,056	3,634
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	1,272	1,268
Income tax expense	970	1,229
Financial income, net	–185	38
Decrease/increase in sales and bad debt allowances on trade receivables	–32	51
Other adjustments for non-cash items	–34	39
Decrease/increase in trade and other receivables	–309	–675
Decrease/increase in other assets	–355	–248
Decrease/increase in trade payables, provisions, and other liabilities	389	513
Decrease/increase in deferred income	718	368
Interest paid	–200	–190
Interest received	88	79
Income tax paid, net of refunds	–1,332	–1,477
Net cash flows from operating activities	5,045	4,628
Business combinations, net of cash and cash equivalents acquired	–291	–106
Purchase of intangible assets or property, plant, and equipment	–1,275	–1,001
Proceeds from sales of intangible assets or property, plant, and equipment	97	63
Purchase of equity or debt instruments of other entities	–2,914	–1,549
Proceeds from sales of equity or debt instruments of other entities	3,272	793
Net cash flows from investing activities	–1,112	–1,799
Dividends paid	–1,499	–1,378
Dividends paid on non-controlling interests	–45	0
Purchase of treasury shares	–500	0
Proceeds from reissuance of treasury shares	0	27
Proceeds from borrowings	27	400
Cash receipts from swap contracts	0	43
Total cash flows from proceeds from borrowings	27	443
Repayments of borrowings	–1,391	–1,800
Transactions with non-controlling interests	2	3
Net cash flows from financing activities	–3,406	–2,705
Effect of foreign currency rates on cash and cash equivalents	–218	167
Net decrease/increase in cash and cash equivalents	309	291
Cash and cash equivalents at the beginning of the period	3,702	3,411
Cash and cash equivalents at the end of the period	4,011	3,702

Due to rounding, numbers may not add up precisely.

Segment Reporting — Quarter

Applications, Technology & Services

	Q4 2017		Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS1)	441	466	336	31	39
Cloud subscriptions and support — IaaS2)	94	100	62	51	60
Cloud subscriptions and support	535	565	398	34	42
Software licenses	2,059	2,162	2,179	–6	–1
Software support	2,751	2,886	2,749	0	5
Software licenses and support	4,810	5,048	4,927	–2	2
Cloud and software	5,344	5,613	5,325	0	5
Services	878	915	866	1	6
Total segment revenue	6,222	6,528	6,192	0	5
Cost of cloud subscriptions and support — SaaS/PaaS1)	–195	–207	–139	40	48
Cost of cloud subscriptions and support — IaaS2)	–88	–91	–62	41	47
Cost of cloud subscriptions and support	–283	–298	–202	40	48
Cost of software licenses and support	–535	–552	–564	–5	–2
Cost of cloud and software	–818	–850	–766	7	11
Cost of services	–673	–701	–686	–2	2
Total cost of revenue	–1,491	–1,551	–1,452	3	7
Segment gross profit	4,731	4,977	4,740	0	5
Other segment expenses	–1,987	–2,082	–1,966	1	6
Segment profit	2,744	2,895	2,774	–1	4
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	56	56	58	–3pp	–3pp
Cloud subscriptions and support gross margin — IaaS2) (in %)	7	8	0	6pp	8pp
Cloud subscriptions and support gross margin (in %)	47	47	49	–2pp	–2pp
Gross margin (in %)	76	76	77	–1pp	–0pp
Segment margin (in %)	44	44	45	–1pp	–0pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Business Network

	Q4 2017		Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS1)	462	497	429	8	16
Cloud subscriptions and support — IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	462	497	429	8	16
Software licenses	–1	–1	0	>100	>100
Software support	3	3	8	–59	–57
Software licenses and support	2	3	8	–69	–66
Cloud and software	464	500	437	6	14
Services	107	115	85	26	36
Total segment revenue	571	615	522	10	18
Cost of cloud subscriptions and support — SaaS/PaaS1)	–105	–113	–106	–1	7
Cost of cloud subscriptions and support — IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–105	–113	–106	–1	7
Cost of software licenses and support	–2	–2	–1	>100	>100
Cost of cloud and software	–107	–115	–106	1	8
Cost of services	–74	–79	–69	7	15
Total cost of revenue	–181	–194	–176	3	10
Segment gross profit	390	421	346	13	22
Other segment expenses	–290	–310	–261	11	19
Segment profit	100	111	85	18	30
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	77	77	75	2pp	2pp
Cloud subscriptions and support gross margin — IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	75	2pp	2pp
Gross margin (in %)	68	68	66	2pp	2pp
Segment margin (in %)	17	18	16	1pp	2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

Reconciliation of Cloud Subscription Revenues and Margins

		Q4 2017		Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue — SaaS/PaaS1)	SAP Business Network segment	462	497	429	8	16
	Other	441	466	336	31	39
	Total	903	963	765	18	26
Cloud subscriptions and support revenue — IaaS2)		94	100	62	51	60
Cloud subscriptions and support revenue		997	1,062	827	21	28
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	75	2pp	2pp
	Other	56	56	58	–2pp	–2pp
	Total	67	67	68	–1pp	–1pp
Cloud subscriptions and support gross margin — IaaS2) (in %)		7	8	0	6pp	8pp
Cloud subscriptions and support gross margin (in %)		61	61	63	–2pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

Segment Reporting — Year-to-Date

Applications, Technology & Services

	Q1–Q4 2017		Q1–Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS1)	1,604	1,627	1,191	35	37
Cloud subscriptions and support — IaaS2)	328	334	209	57	60
Cloud subscriptions and support	1,932	1,961	1,400	38	40
Software licenses	4,872	4,983	4,864	0	2
Software support	10,890	10,987	10,545	3	4
Software licenses and support	15,762	15,970	15,409	2	4
Cloud and software	17,694	17,931	16,809	5	7
Services	3,447	3,472	3,321	4	5
Total segment revenue	21,141	21,403	20,130	5	6
Cost of cloud subscriptions and support — SaaS/PaaS1)	–684	–694	–457	50	52
Cost of cloud subscriptions and support — IaaS2)	–309	–312	–221	40	41
Cost of cloud subscriptions and support	–993	–1,006	–678	47	48
Cost of software licenses and support	–2,007	–2,018	–1,964	2	3
Cost of cloud and software	–3,000	–3,023	–2,642	14	14
Cost of services	–2,703	–2,722	–2,669	1	2
Total cost of revenue	–5,703	–5,745	–5,311	7	8
Segment gross profit	15,438	15,659	14,819	4	6
Other segment expenses	–7,336	–7,418	–6,768	8	10
Segment profit	8,102	8,241	8,051	1	2
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	57	57	62	–4pp	–4pp
Cloud subscriptions and support gross margin — IaaS2) (in %)	6	7	–6	12pp	13pp
Cloud subscriptions and support gross margin (in %)	49	49	52	–3pp	–3pp
Gross margin (in %)	73	73	74	–1pp	–0pp
Segment margin (in %)	38	39	40	–2pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Business Network

	Q1–Q4 2017		Q1–Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS1)	1,840	1,870	1,595	15	17
Cloud subscriptions and support — IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	1,840	1,870	1,595	15	17
Software licenses	–1	–1	0	>100	89
Software support	18	18	28	–35	–34
Software licenses and support	17	18	27	–37	–36
Cloud and software	1,857	1,887	1,622	14	16
Services	404	413	303	33	36
Total segment revenue	2,261	2,300	1,925	17	19
Cost of cloud subscriptions and support — SaaS/PaaS1)	–428	–435	–384	12	13
Cost of cloud subscriptions and support — IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–428	–435	–384	12	13
Cost of software licenses and support	–5	–5	–1	>100	>100
Cost of cloud and software	–433	–439	–385	12	14
Cost of services	–293	–297	–246	19	21
Total cost of revenue	–725	–737	–631	15	17
Segment gross profit	1,536	1,563	1,295	19	21
Other segment expenses	–1,151	–1,169	–954	21	23
Segment profit	385	394	341	13	16
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	77	77	76	1pp	1pp
Cloud subscriptions and support gross margin — IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	76	1pp	1pp
Gross margin (in %)	68	68	67	1pp	1pp
Segment margin (in %)	17	17	18	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

Reconciliation of Cloud Subscription Revenues and Margins

		Q1–Q4 2017		Q1–Q4 2016	∆ in %	∆ in %
€ millions, unless otherwise stated		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue — SaaS/PaaS1)	SAP Business Network segment	1,840	1,870	1,595	15	17
	Other	1,604	1,627	1,191	35	37
	Total	3,443	3,497	2,786	24	26
Cloud subscriptions and support revenue — IaaS2)		328	334	209	57	60
Cloud subscriptions and support revenue		3,771	3,831	2,995	26	28
Cloud subscriptions and support gross margin — SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other	57	57	61	–4pp	–4pp
	Total	68	68	70	–2pp	–2pp
Cloud subscriptions and support gross margin — IaaS2) (in %)		6	7	–6	12pp	13pp
Cloud subscriptions and support gross margin (in %)		62	62	64	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

Reconciliation from Non-IFRS Numbers to IFRS Numbers — Quarter

	Q4 2017					Q4 2016			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	995	2	997	66	1,062	827	0	827	20	21	28
Software licenses	2,058	0	2,058	103	2,161	2,177	0	2,177	–5	–5	–1
Software support	2,754	0	2,754	135	2,889	2,756	0	2,756	0	0	5
Software licenses and support	4,813	0	4,813	238	5,051	4,933	0	4,934	–2	–2	2
Cloud and software	5,807	2	5,809	304	6,113	5,760	0	5,761	1	1	6
Services	998	0	998	46	1,044	963	0	963	4	4	8
Total revenue	6,805	2	6,807	350	7,157	6,724	0	6,724	1	1	6

Operating Expense Numbers
Cost of cloud subscriptions and support	–443	55	–388			–374	65	–308	19	26
Cost of software licenses and support	–588	39	–549			–638	68	–570	–8	–4
Cost of cloud and software	–1,031	94	–938			–1,012	133	–879	2	7
Cost of services	–792	40	–752			–807	39	–768	–2	–2
Total cost of revenue	–1,823	134	–1,689			–1,818	172	–1,647	0	3
Gross profit	4,981	136	5,118			4,905	172	5,078	2	1
Research and development	–878	64	–813			–859	66	–794	2	2
Sales and marketing	–1,869	163	–1,706			–1,813	145	–1,669	3	2
General and administration	–255	29	–226			–277	35	–242	–8	–7
Restructuring	–8	8	0			–7	7	0	6	NA
Other operating income/expense, net	–8	0	–8			2	0	2	<-100	<-100
Total operating expenses	–4,840	398	–4,442	–196	–4,639	–4,773	425	–4,349	1	2	7

Profit Numbers
Operating profit	1,964	400	2,364	153	2,518	1,950	425	2,375	1	0	6
Other non-operating income/expense, net	–30	0	–30			–54	0	–54	–44	–44
Finance income	191	0	191			125	0	125	52	52
Finance costs	–65	0	–65			–59	0	–59	11	11
Financial income, net	126	0	126			67	0	67	89	89
Profit before tax	2,060	400	2,460			1,963	425	2,388	5	3
Income tax expense	–193	–131	–324			–437	–124	–561	–56	–42
Profit after tax	1,867	269	2,136			1,526	301	1,826	22	17
Attributable to owners of parent	1,845	269	2,114			1,528	301	1,829	21	16
Attributable to non-controlling interests	21	0	21			–2	0	–2	<-100	<-100

Key Ratios
Operating margin (in %)	28.9		34.7		35.2	29.0		35.3	–0.1pp	–0.6pp	–0.1pp
Effective tax rate (in %)3)	9.4		13.2			22.3		23.5	–12.9pp	–10.3pp
Earnings per share, basic (in €)	1.55		1.77			1.27		1.53	21	16

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2017 and Q4 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Reconciliation from Non-IFRS Numbers to IFRS Numbers - Year-to-Date

	Q1-Q4 2017					Q1-Q4 2016			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	3,769	2	3,771	59	3,831	2,993	2	2,995	26	26	28
Software licenses	4,872	0	4,872	111	4,983	4,860	2	4,862	0	0	2
Software support	10,908	0	10,908	97	11,005	10,571	1	10,572	3	3	4
Software licenses and support	15,780	0	15,781	207	15,988	15,431	3	15,434	2	2	4
Cloud and software	19,549	3	19,552	267	19,819	18,424	5	18,428	6	6	8
Services	3,911	0	3,911	34	3,946	3,638	0	3,638	8	8	8
Total revenue	23,461	3	23,464	301	23,765	22,062	5	22,067	6	6	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–1,660	233	–1,427			–1,313	247	–1,066	26	34
Cost of software licenses and support	–2,234	190	–2,044			–2,182	238	–1,944	2	5
Cost of cloud and software	–3,893	423	–3,471			–3,495	485	–3,010	11	15
Cost of services	–3,158	166	–2,991			–3,089	113	–2,976	2	1
Total cost of revenue	–7,051	589	–6,462			–6,583	598	–5,985	7	8
Gross profit	16,410	592	17,001			15,479	603	16,081	6	6
Research and development	–3,352	281	–3,072			–3,044	201	–2,843	10	8
Sales and marketing	–6,924	700	–6,225			–6,265	549	–5,716	11	9
General and administration	–1,075	138	–936			–1,005	119	–886	7	6
Restructuring	–182	182	0			–28	28	0	>100	NA
Other operating income/expense, net	1	0	1			–3	0	–3	<-100	<-100
Total operating expenses	–18,584	1,889	–16,694	–151	–16,845	–16,928	1,494	–15,434	10	8	9

Profit Numbers
Operating profit	4,877	1,892	6,769	151	6,920	5,135	1,498	6,633	–5	2	4
Other non-operating income/expense, net	–36	0	–36			–234	0	–234	–84	–84
Finance income	463	0	463			230	0	230	>100	>100
Finance costs	–278	0	–278			–268	0	–268	4	4
Financial income, net	185	0	185			–38	0	–38	<-100	<-100
Profit before tax	5,026	1,892	6,918			4,863	1,498	6,361	3	9
Income tax expense	–970	–592	–1,563			–1,229	–474	–1,703	–21	–8
Profit after tax	4,056	1,300	5,356			3,634	1,024	4,658	12	15
Attributable to owners of parent	4,018	1,300	5,318			3,646	1,024	4,671	10	14
Attributable to non-controlling interests	38	0	38			–13	0	–13	<-100	<-100

Key Ratios
Operating margin (in %)	20.8		28.9		29.1	23.3		30.1	–2.5pp	–1.2pp	–0.9pp
Effective tax rate (in %)3)	19.3		22.6			25.3		26.8	–6.0pp	–4.2pp
Earnings per share, basic (in €)	3.36		4.44			3.04		3.90	10	14

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2017 and 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments - Actuals and Estimates

€ millions	Estimated Amounts for Full Year 20181)	Q1-Q4 2017	Q4 2017	Q1-Q4 2016	Q4 2016
Operating profit (IFRS)		4,877	1,964	5,135	1,950
Revenue adjustments	<20	3	2	5	0
Adjustment for acquisition-related charges	500 to 540	587	138	680	177
Adjustment for share-based payment expenses	800 to 1,100	1,120	252	785	241
Adjustment for restructuring	30 to 50	182	8	28	7
Operating expense adjustments		1,889	398	1,494	425
Operating profit adjustments		1,892	400	1,498	425
Operating profit (non-IFRS)		6,769	2,364	6,633	2,375

1) The amounts above do not include announced acquisitions that have not yet closed.

Non-IFRS Adjustments by Functional Areas

	Q4 2017					Q4 2016
€ millions	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	-1,031	71	23	0	-938	-1,012	102	31	0	-879
Cost of services	-792	2	38	0	-752	-807	3	35	0	-768
Research and development	-878	3	61	0	-813	-859	3	63	0	-794
Sales and marketing	-1,869	62	102	0	-1,706	-1,813	67	78	0	-1,669
General and administration	-255	1	28	0	-226	-277	1	34	0	-242
Restructuring	-8	0	0	8	0	-7	0	0	7	0
Other operating income/expense, net	-8	0	0	0	-8	2	0	0	0	2
Total operating expenses	-4,840	138	252	8	-4,442	-4,773	177	241	7	-4,349

1) Share-based Payments

	Q1-Q4 2017					Q1-Q4 2016
€ millions	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	-3,893	307	115	0	-3,471	-3,495	395	89	0	-3,010
Cost of services	-3,158	8	158	0	-2,991	-3,089	12	101	0	-2,976
Research and development	-3,352	11	269	0	-3,072	-3,044	10	190	0	-2,843
Sales and marketing	-6,924	258	442	0	-6,225	-6,265	257	292	0	-5,716
General and administration	-1,075	3	135	0	-936	-1,005	6	113	0	-886
Restructuring	-182	0	0	182	0	-28	0	0	28	0
Other operating income/expense, net	1	0	0	0	1	-3	0	0	0	-3
Total operating expenses	-18,584	587	1,120	182	-16,694	-16,928	680	785	28	-15,434

1) Share-based payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2017	Q1-Q4 2017	Q4 2016	Q1-Q4 2016
Cost of cloud and software	0	55	1	3
Cost of services	11	118	2	7
Research and development	-1	9	3	7
Sales and marketing	0	2	1	10
General and administration	-2	-2	0	1
Restructuring expenses	8	182	7	28

Revenue by Region (IFRS and Non-IFRS) - Quarter

	Q4 2017					Q4 2016			∆ in %
€ millions	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	291	0	291	9	299	192	0	192	51	51	56
Americas	586	2	588	48	636	550	0	550	7	7	16
APJ	118	0	118	9	127	85	0	85	38	38	49
Cloud subscriptions and support revenue	995	2	997	66	1,062	827	0	827	20	21	28

Cloud and software revenue by region
EMEA	2,768	0	2,768	46	2,814	2,694	0	2,694	3	3	4
Americas	2,093	2	2,095	188	2,283	2,154	0	2,154	-3	-3	6
APJ	946	0	946	70	1,016	913	0	913	4	4	11
Cloud and software revenue	5,807	2	5,809	304	6,113	5,760	0	5,761	1	1	6

Total revenue by region
Germany	1,040	0	1,040	1	1,040	999	0	999	4	4	4
Rest of EMEA	2,176	0	2,176	52	2,229	2,124	0	2,124	2	2	5
Total EMEA	3,216	0	3,216	53	3,269	3,123	0	3,123	3	3	5
United States	1,948	2	1,950	185	2,135	2,051	0	2,051	-5	-5	4
Rest of Americas	553	0	553	32	585	504	0	504	10	10	16
Total Americas	2,501	2	2,503	217	2,720	2,555	0	2,555	-2	-2	6
Japan	238	0	238	28	266	242	0	242	-2	-2	10
Rest of APJ	849	0	849	52	901	804	0	804	6	6	12
Total APJ	1,087	0	1,087	80	1,167	1,046	0	1,046	4	4	12
Total revenue	6,805	2	6,807	350	7,157	6,724	0	6,724	1	1	6

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site
www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

Revenue by Region (IFRS and Non-IFRS) - Year-to-Date

	Q1-Q4 2017					Q1-Q4 2016			∆ in %
€ millions	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	1,029	0	1,029	15	1,044	703	0	704	46	46	48
Americas	2,321	2	2,323	39	2,362	2,000	1	2,001	16	16	18
APJ	419	0	419	6	425	290	0	290	45	45	47
Cloud subscriptions and support revenue	3,769	2	3,771	59	3,831	2,993	2	2,995	26	26	28

Cloud and software revenue by region
EMEA	8,759	0	8,759	24	8,784	8,193	1	8,193	7	7	7
Americas	7,666	3	7,668	169	7,838	7,366	4	7,370	4	4	6
APJ	3,124	0	3,124	73	3,197	2,865	0	2,865	9	9	12
Cloud and software revenue	19,549	3	19,552	267	19,819	18,424	5	18,428	6	6	8

Total revenue by region
Germany	3,352	0	3,352	-1	3,351	3,034	0	3,034	10	10	10
Rest of EMEA	7,063	0	7,063	30	7,093	6,721	1	6,722	5	5	6
Total EMEA	10,415	0	10,415	29	10,443	9,755	1	9,755	7	7	7
United States	7,436	3	7,439	178	7,616	7,167	4	7,172	4	4	6
Rest of Americas	1,911	0	1,911	12	1,924	1,763	0	1,763	8	8	9
Total Americas	9,347	3	9,350	190	9,540	8,931	4	8,935	5	5	7
Japan	885	0	885	51	936	825	0	825	7	7	13
Rest of APJ	2,814	0	2,814	32	2,845	2,552	0	2,552	10	10	12
Total APJ	3,699	0	3,699	82	3,781	3,377	0	3,377	10	10	12
Total revenue	23,461	3	23,464	301	23,765	22,062	5	22,067	6	6	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site
www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

Employees by Region and Functional Areas

	December 31, 2017				December 31, 2016
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,869	3,895	4,719	14,482	6,406	4,184	5,412	16,002
Services	7,536	4,878	4,965	17,379	6,535	4,119	3,967	14,621
Research and development	11,349	5,250	8,273	24,872	10,525	4,860	7,977	23,363
Sales and marketing	9,196	9,169	4,854	23,219	8,542	8,999	4,435	21,977
General and administration	2,676	1,781	1,047	5,504	2,629	1,746	1,018	5,393
Infrastructure	1,732	855	501	3,087	1,584	788	454	2,827
SAP Group (December 31)	38,357	25,827	24,359	88,543	36,222	24,696	23,265	84,183
Thereof acquisitions 1)	149	133	7	289	37	172	0	209
SAP Group (twelve months’ end average)	37,512	25,459	24,029	86,999	34,932	23,532	22,145	80,609

1) Acquisitions closed between January 1 and December 31 of the respective year

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